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                             February 9, 2023

       Richard Murphy
       Chief Executive Officer
       Enservco Corporation
       14133 County Rd 9
       Longmont, CO 80504

                                                        Re: Enservco
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 7,
2023
                                                            File No. 333-269265

       Dear Richard Murphy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed February 7, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       33

   1. Please note that this section should cover the same two year period covered in the financial statements
and any relevant interim periods. See Instruction No. 1 to Item
                                                        303(b) of Regulation
S-K. Please revise this section to compare the results of operations for fiscal year ended
December 31, 2021 to fiscal year ended December 31, 2020.
 Richard Murphy
FirstName LastNameRichard Murphy
Enservco Corporation
Comapany9,NameEnservco
February   2023        Corporation
February
Page 2 9, 2023 Page 2
FirstName LastName
General

2. We note that you have omitted the number of shares to be offered, pricing-related information, as well as other information from this filing. In your next amendment please include all information that may not be excluded pursuant to Rule 430A, including the number of shares to be offered. In addition, provide omitted disclosure related to use of proceeds, capitalization, and dilution based on your assumed offering price.
3. Please have counsel revise the legal opinion to refer to the total number of shares being offered rather than a dollar amount. Please also have counsel revise the legal opinion to additionally opine as to New York law. In this regard, we note the legal opinion filed is limited to the General Corporation Law of the State of Delaware and the federal laws of the United States of America. However, Section 5.9 of the form of Securities Purchase
         Agreement at Exhibit 4.5 states that questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents, including the Pre-Funded
         Warrants and Common Warrants, shall be governed by and construed and enforced in accordance with the internal laws of the State of New York.
      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Douglas T. Holod